Not for release, publication or distribution in or into Canada, Australia or Japan or [redacted]*e to do so would constitute a violation of the relevant laws of such jurisdiction*

19 July 2007

Tesco Holdings Limited

Recommended cash Offer for Dobbies Garden Centres plc

Offer update and extension

Level of acceptances and ownership

On 8 June 2007, the boards of directors of Tesco PLC ("Tesco") and Dobbies Garden Centres plc ("Dobbies") announced the terms of a recommended cash Offer to be made by Tesco Holdings Limited ("Tesco Holdings") for Dobbies at a price of 1,500 pence per Dobbies Share. The document setting out the full terms of the Offer (the "Offer Document") was posted to Dobbies Shareholders on 20 June 2007.

The Board of Tesco announces that as at 1.00 p.m. (London time) on 18 July 2007, being the first closing date of the Offer, valid acceptances of the Offer had been received in respect of a total of 2,060,529 Dobbies Shares representing approximately 20.5 per cent. of the existing issued share capital of Dobbies.

This total includes valid acceptances of the Offer received in respect of:

- 1,648,966 Dobbies Shares, representing approximately 16.4 per cent. of the existing issued share capital of Dobbies, for which irrevocable undertakings to accept the Offer have been received and over which Tesco Holdings has a call option (the exercise of which is subject to certain conditions); and
- a further 270,791 Dobbies Shares, representing approximately 2.7 per cent. of the existing issued share capital of Dobbies, for which irrevocable undertakings to accept the Offer have been received.

In addition to the Dobbies Shares in respect of which Tesco Holdings has received acceptances of the Offer, Tesco Holdings owns 1,179,174 Dobbies Shares, representing approximately 11.7 per cent. of the existing issued share capital of Dobbies.

In total, therefore, as at 1.00 p.m. (London time) on 18 July 2007, Tesco Holdings may count 3,239,703 Dobbies Shares (representing approximately 32.2 per cent. of the existing issued share capital of Dobbies) towards satisfaction of the acceptance condition to its Offer.

relevant securities which is, or may be, an inducement to deal or refrain from dealing in such securities.

Terms defined in the Offer Document have the same meanings in this announcement. The terms "acting in concert" and "relevant securities" have the same meanings as in the City Code.

Enquiries

Tesco	
Steve Webb, Investor Relations	Tel: +44 1992 644 800
Jonathan Church, Media	Tel: +44 1992 644 645
Greenhill (financial adviser to Tesco)	Tel: +44 20 7198 7400
Simon Borrows	
David Wyles	
JPMorgan Cazenove (broker to Tesco)	Tel: +44 20 7588 2828
John Paynter	
Luke Bordewich	
Maitland (PR adviser to Tesco)	Tel: +44 20 7379 5151
Angus Maitland	

This announcement does not constitute an offer or invitation to purchase any securities. The Offer is being made solely by means of the Offer Document and the accompanying Form of Acceptance, which contain the full terms and conditions of the Offer, including details of how it may be accepted.

Greenhill & Co. International LLP, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Tesco Holdings and Tesco and no-one else in connection with the Offer and will not be responsible to anyone other than Tesco Holdings and Tesco for providing the protections afforded to clients of Greenhill & Co. International LLP nor for providing advice in relation to the Offer.

This announcement has been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

The availability of the Offer to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not so resident should inform themselves about and observe any applicable requirements. Further details in relation to Overseas Shareholders are contained in the Offer Document.

sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court's judgement.

In accordance with normal UK practice and pursuant to Rule 14e-5(b) of the US Exchange Act, Tesco or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, Dobbies Shares outside the United States, other than pursuant to the Offer, during the period in which the Offer remains open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the UK, will be reported to a Regulatory Information Service and will be available on the London Stock Exchange website, www.londonstockexchange.com.

END